Supplement Dated December 28, 2017 to your Prospectus Dated May 1, 2017

This supplement addresses the proposed reorganization of the HIMCO VIT Index Fund (the “HIMCO Index Fund”), a series of HIMCO Variable Insurance Trust (the “HIMCO Trust”). The Index Fund is offered as an investment option under certain variable annuity contracts (“Contracts”) issued by Hartford Life Insurance Company and Hartford Life and Annuity Insurance Company (together “Hartford Life”), including your Contract. The HIMCO Index Fund is referred to as the “Target Fund.”
This supplement addresses:

•	The proposed reorganization

•	The new investment option

•	Other changes that will apply if the proposed reorganization is approved

All capitalized terms not defined herein have the meanings ascribed to them in the Prospectus.
The Proposed Reorganization
At meetings held on September 15, 2017 and December 1, 2017, the Board of Trustees of the HIMCO Trust (the “HIMCO Board”), including the Trustees who are not “interested persons” of the HIMCO Trust, as defined in the 1940 Act, considered and approved an Agreement and Plan of Reorganization for the Target Fund and agreed to submit to shareholders the proposal to approve the Agreement and Plan of Reorganization. As a Contract Holder, you have the right to instruct your insurance company (the legal owner of the Target Fund's outstanding shares) on how to vote the shares of the Target Fund that are attributable to your Contract.
The shareholder meeting of the Target Fund, a series of the HIMCO Trust will be held on or about April 4, 2018 (the “Special Meeting”). The purpose of the Special Meeting is for shareholders of the Target Fund to vote on a proposal that would reorganize the Target Fund into a corresponding series of BlackRock Variable Series Funds, Inc. (the “Acquiring Corporation”) as shown in the table below.

Name of Target Fund and Class of Shares	Name of Acquiring Fund and Class of Shares
HIMCO VIT Index Fund Class IA Shares Class IB Shares	BlackRock S&P 500 Index V.I. Fund Class I Shares Class III Shares

If approved by shareholders of the Target Fund at the Special Meeting, the Reorganization is expected to occur on or about April 23, 2018 (“Date of Reorganization”). Pursuant to the Agreement and Plan of Reorganization, each shareholder of the Target Fund at the time of the Reorganization will receive shares of the corresponding class of shares of the Acquiring Fund with an aggregate net asset value equal to the aggregate net asset value of that shareholder’s investment in the Target Fund immediately before the Reorganization.
The Reorganization will not cause fees and charges currently being paid under your Contract to be greater after the Reorganization than before the Reorganization, and the net portfolio expense ratio of each Acquiring Fund is expected to be lower than that of the corresponding Target Fund immediately following the applicable Reorganization. Neither your rights nor your insurance company’s obligations under your Contract will be altered as a result of the Reorganization. In addition, any transfer of your contract value from a Subaccount investing in the Target Fund as a result of the Reorganization will not be counted against any limitation on the number of transfers that may be performed.
If the proposed reorganization is approved, the HIMCO Index Fund would cease to exist at the Date of Reorganization. In addition, and as discussed further below, effective on the Date of Reorganization:

•	The BlackRock S&P 500 Index V.I. Fund would replace the HIMCO Index Fund as an investment option under the Contracts.

•
Contract Owners with Contract Values allocated to the HIMCO Index Fund on the Date of Reorganization would have their Contract Values automatically reallocated to the BlackRock S&P 500 Index V.I. Fund.

The proposed reorganization would take place at relative net asset value with no change in the dollar amount of any Contract Values. Contract Owners would not bear any costs as a result of the proposed reorganization, and the proposed reorganization would not result in any tax liability for Contract Owners.
Prior to or after the Date of Reorganization, Contract Owners may reallocate their Contract Values among the investment options available under their Contracts. However, if you own an optional living and/or death benefit rider, please be aware you may be required to comply with investment restrictions in order to maintain your rider. As discussed further below, if the proposed reorganization is approved, investment restrictions under the Contracts will be changed.
New Investment Option
If the proposed reorganization is approved, effective on the Date of Reorganization, the BlackRock S&P 500 Index V.I. Fund will replace the HIMCO Index Fund as an investment option under the Contracts.
In the section entitled "Fee Tables” the following changes are made:
The minimum expense number reflected in the minimum and maximum total fund operating expenses table is 0.16%.
The following information is added alphabetically to the fund table in "The Funds":

Funding Option	Investment Objective Summary	Investment Adviser/Sub-Adviser
BlackRock Variable Series Funds, Inc.
BlackRock S&P 500 Index V.I. Fund - Class I	To seek investment results that, before expenses, correspond to the aggregate price and yield performance of the Standard & Poor's 500 Index.	BlackRock Advisors, LLC
The following language is added as the last sentence of the introduction to the Accumulation Unit Values table:
There is no information for the BlackRock S&P 500 Index V.I. Fund because as of December 31, 2016, the Sub-Account had not commenced operations.
For a complete description of the investment objectives, principal investment strategies, and principal risks of the HIMCO Index Fund, please refer to their currently effective prospectuses, which you can request free of charge by calling 1-800-862-6668, by sending an e-mail to hvitfunds@himco.com, or visiting www.hvitfunds.com/fund-literature. For a complete description of the investment objectives, principal investment strategies, and principal risks of the BlackRock S&P 500 Index V.I. Fund, please refer to their currently effective prospectuses, which you can request free of charge by calling 1-800-441-7762; writing to “BlackRock Variable Series Funds, Inc.” at 100 Bellevue Parkway, Wilmington, Delaware 19809; or visiting www.blackrock.com. You may also call Hartford Life at 1-800-862-6668 or visit www.thehartford.com/annuities.
Other Changes
If the proposed reorganization is approved, please note the following changes to the Contracts that may impact you:
DCA, Asset Rebalancing and/or InvestEase® Programs: If you are enrolled in a DCA, Asset Rebalancing and/or InvestEase® Program that includes the HIMCO Index Fund on the Date of Reorganization, Hartford Life will automatically update your DCA, Asset Rebalancing and/or InvestEase® Program to replace the HIMCO Index Fund with the BlackRock S&P 500 Index V.I. Fund. You may provide Hartford Life with alternative instructions at any time prior to the Date of Reorganization.
Automatic Income Program: If you are enrolled in an Automatic Income Program that includes the HIMCO Index Fund on the Date of Reorganization, it will continue to run without interruption. All Contract Value in the HIMCO Index Fund will be automatically transferred to the BlackRock S&P 500 Index V.I. Fund. Additionally, Hartford Life will automatically update your existing Automatic Income Program to replace the HIMCO Index Fund with the BlackRock S&P 500 Index V.I. Fund. You may provide Hartford Life with alternative instructions at any time prior to the Date of Reorganization.
Allocation Models (Pre-defined or custom “self-select”): If you are invested in an Asset Allocation Model that includes the HIMCO Index Fund on the Date of Reorganization, the model will be automatically updated to replace the HIMCO Index Fund with the BlackRock S&P 500 Index V.I. Fund. If you are in a “self-select” model and would like to change your selections or you would like to invest in a different model, you may provide Hartford Life with new instructions at any time prior to the Date of Reorganization.

Hartford Life will make the above-referenced changes with respect to the HIMCO Index Fund only if the reorganization is approved. Please note that the reorganization may or may not be approved.
All references and information contained in the prospectus for your Contract related to the HIMCO Index Fund are deleted and replaced with the BlackRock S&P 500 Index V.I. Fund.

This Supplement Should Be Retained With Your Prospectus For Future Reference.

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